EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(amounts in thousands, except per share data)

Year ended June 30,	2001	2000	1999

Net Income	$22,301	$38,412	$14,170

Average shares outstanding during the period	11,317	11,310	10,896

Dilutive effect of stock options after application of treasury stock method	211	267	324

Average number of shares and equivalent shares outstanding during the period	11,528	11,577	11,220

Basic earnings per share	$1.97	$3.40	$1.30

Diluted earnings per share	$1.93	$3.32	$1.26